Mail Stop 4561

February 23, 2009

Gordon M. Nixon
President and Chief Executive Officer
Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Cananda M5J 2J5

   RE: **Royal Bank of Canada**
     Form 40-F for Fiscal Year Ended October 31, 2008
     Filed December 15, 2008
     File No. 001-13928

Dear Mr. Gordon,

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In 2005, you redefined your operating segments and reallocated goodwill to the new reporting units using the relative fair value approach. It appears a result of such reallocations is that there is minimal goodwill assigned to the U.S. and

International Banking Segment, which has recently experienced deterioration in earnings. We have the following comments:

a. Please tell us your operating segments prior to your business realignment. Please tell us how you determined if your U.S. operations met the definition of an operating segment. If it was an operating segment, please tell us why it was not a reportable segment.

b. Please tell us your reporting units and the amount of goodwill assigned to each reporting unit for the former RBC Banking and RBC Investments segments. Please provide a detailed explanation of the businesses and operations included in each reporting unit. If you did not have a separate reporting unit related to your U.S. operations, please tell us why.

c. Please tell us the reporting units and the amount of goodwill assigned to each reporting unit for the new RBC Canadian Personal and Business, RBC U.S. and International Personal and Business and RBC Capital Markets segments.

d. For each reporting unit described in b and c above, please provide a detailed explanation of the businesses and operations included in the reporting units and highlight the key differences before and after the business realignment.

e. Please tell us how you reallocated the goodwill to the new reporting units. Please specifically discuss how you determined that most of the goodwill in the RBC Banking segment should be reallocated to the RBC Canadian Personal and Business segment.

f. Please tell us the specific Canadian and US accounting guidance which supports your segment policies and the reallocation of your goodwill. Specifically highlight any differences in Canadian and U.S. GAAP.

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 37

2.   In your future filings, please consider disclosing how your reporting units are identified, how goodwill is allocated to the reporting units, and whether there have been any changes to the number of reporting units, or the manner in which goodwill was allocated. If such changes have taken place, please explain them.

Unrealized Gains and Losses on AFS Securities

Mortgage-backed Securities, page 44

3.   We note your disclosure here and on page 143 that when your cash flow model predicts that it is probable that a security will not recover all principal and interest due, a further review of a security is undertaken to determine if, in management's judgment, a loss will be ultimately realized. We have the following comments related to your further review:

   a. Please tell us in detail and revise your future filings to describe the key information and factors that you consider, how you consider them and the relative importance you assign to this information as compared to the cash flow analysis.

   b. For the periods presented, please tell us the amount of securities and related amount of impairment that was determined to be temporary based on your further review of the securities after the cash flow analysis indicated that it was probable that a security would not recover all principal and interest due. Additionally, tell us the facts and circumstances related to the most significant groups of securities including the key information on which you relied to make this determination.

Exhibit 31 Section 302 Certifications

4.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individuals. Please revise your future filings to omit the individuals' titles.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief